Exhibit 99

April 21, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting held on April 19, 2025 – Appointment of Secretarial Auditor & Senior Management Personnel

We wish to inform you that the Board of Directors of HDFC Bank Limited (“the Bank”), at its meeting held on April 19, 2025, has inter alia approved the following:

(i)

Appointment of M/s. Bhandari & Associates, Practicing Company Secretaries Practising Company Secretaries firm (Registration No.: P1981MH043700) registered with The Institute of Company Secretaries of India, as Secretarial Auditors of the Bank from FY 2025-26 to FY 2029-30, for a fee of Rs. 15 lacs per annum plus applicable GST & actual out of pocket expense. The brief profile of M/s. Bhandari & Associates is enclosed as Annexure I

(ii)

Approved the elevation of Mr. Prasun Singh as Group Head – Ethics Function, with effect from June 01, 2025, whereby he becomes a part of Senior Management of the Bank. A brief profile of Mr. Prasun Singh is attached herewith as Annexure II

Please note that the Board Meeting concluded at 4.30 P.M.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight

Encl: a/a

Annexure I

Brief profile of M/s. M/s. Bhandari & Associates

Bhandari & Associates is a prominent Practicing Company Secretaries Firm, established in 1981 with over 40 years of experience in comprehensive corporate secretarial and compliance advisory services. The firm is Peer Reviewed and Quality Reviewed by the Institute of Company Secretaries of India having firm registration number as P1981MH043700.

The Firm has an excellent track record in the areas of Corporate Laws, Securities Laws, FEMA and Tax Laws supporting businesses of all sizes - from emerging start-ups, to large corporates and multinationals. The Firm has been providing audit/non-audit and consultancy services to clients across various sectors including Banking, Financial Services and Insurance (BFSI) sector, Information Technology, Broking, manufacturing sector, public sector enterprises.

The firm has conducted Secretarial Audits for several listed and unlisted companies including entities amongst the Nifty 50 listed entities.

Annexure II

Brief profile of Mr. Prasun Singh

Mr. Prasun Singh is working as “Chief Ethics Officer” of the Bank since April 2023 with broad responsibilities in overseeing the Ethics function in the Bank and to conduct programme with the objective of anchoring/ promoting a positive ethical culture in the organisation leading to enhancement in brand equity and market reputation. He is also responsible for policy development on all matters relating to ethics at the Bank and supports the MD & CEO/ Board and its Committees in ensuring that all Bank personnel observe and perform their functions consistent with the ethical standards required by the Code of Conduct of the Bank.

Prior to that Mr. Singh was discharging the role and responsibility of “Chief of Internal Vigilance/Chief Vigilance Officer (CIV/CVO)” of the Bank having functional reporting directly to the Audit Committee of the Board (ACB) and administrative reporting to the MD/Executive Director. As CIV/CVO, heading the Vigilance & Fraud Reporting Unit and exercising general superintendence and control over vigilance matters in the Bank. As CIV, the functions and powers encompass all three facets of vigilance namely preventive, detective and punitive. Responsible for leading and handling all significant investigations across India which includes cases of internal/external frauds, regulatory matters, conflicts of interest cases, inappropriate conduct, Whistleblower complaints. Responsibilities include oversight and management of all Fraud reporting to the regulator and investigation/ review of Vigilance cases.

Mr. Singh has worked with “Directorate of Enforcement” with proven track record in independently handling collection and development of intelligence, carrying out investigations in the field of foreign exchange violations and money laundering. He possesses investigative experience of over 18 years in the domain of Indirect Taxation/Law Enforcement, i.e. Customs, Central Excise, Service Tax, Narcotics, FEMA and PMLA, including economic crimes and anti-bribery investigations. He has also worked in various capacities with the Enforcement Directorate (ED), Directorate of Revenue Intelligence (DRI) and Customs & Central Excise Department under Ministry of Finance and handled high profile sensitive cases involving banking frauds, commercial frauds, smuggling of prohibited items including narcotics, foreign exchange violations and money laundering offences, tax evasion and vigilance matter.